CONFIDENTIAL

Presentation to the

Board of Directors

of

Energy Infrastructure Acquisition Corp.

Project Auto (9 Vessels)

October 17, 2007

TABLE OF CONTENTS

APPENDIX

Scope of the Assignment and Background

New Century Capital Partners LLC ("New Century Capital Partners") understands that Energy Infrastructure Acquisition Corp. ("Energy Infrastructure" or "EIAC") intends to acquire all of the shares of nine (9) vessel owning subsidiaries (collectively the "Company")) from Vanship Holdings Limited (the "Transaction"). The terms and conditions of the Transaction are set forth in an executed term sheet dated August 31, 2007 (the "Term Sheet") and a draft of the Share Purchase and Merger Agreement dated October 16, 2007 (the "Agreement"). You have requested that New Century Capital Partners provide an opinion as to the fairness ("Opinion"), from a financial point of view, to the stockholders of Energy Infrastructure of the consideration to be paid by Energy Infrastructure in connection with the Transaction as of the date of this Opinion.

New Century Capital Partners does not own any interest in Energy Infrastructure, Vanship Holdings Limited ("Vanship") or the Company. New Century Capital Partners has not provided any services to Energy Infrastructure other than rendering this Opinion. New Century Capital Partners will receive a fee from Energy Infrastructure for providing this Opinion, a portion of which will become due and payable upon delivery of this Opinion and a substantial portion of which will become payable only if the proposed Transaction is consummated. New Century Capital Partners may be required by Energy Infrastructure to render additional fairness opinions, including a bring-down fairness opinion. Energy Infrastructure has also agreed to indemnify New Century Capital Partners against certain liabilities, and to reimburse it for certain expenses, in connection with New Century Capital Partners providing the Opinion.

The Opinion is given in good faith but neither New Century Capital Partners nor its officers shall be held responsible for any errors or omissions. In rendering its Opinion, New Century Capital Partners has undertaken such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. New Century Capital Partners has reviewed: (i) certain financial, operational and business information and data regarding the Company and Energy Infrastructure; (ii) certain financial, market performance and other data of certain other public companies that New Century Capital Partners deemed relevant; (iii) a draft of the Agreement; (iv) the Term Sheet; (v) valuation reports prepared by Simpson, Spence & Young, Ltd. and Clarkson Research Services Limited., dated August 29, 2007 and October 12, 2007, respectively (collectively the "Broker Reports"), which were provided by the senior management of Energy Infrastructure and are attached as pages 21-26 of the Opinion; and (vi) industry information that New Century Capital Partners deemed relevant for purposes of its Opinion. New Century Capital Partners also reviewed and discussed with senior management of Energy Infrastructure and Vanship certain financial, operational and business information and data regarding the Company, the shipping industry and Energy Infrastructure.

Scope of the Assignment and Background (Continued)

In rendering its Opinion, New Century Capital Partners has assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of all financial and other information and data that was publicly available regarding the Company and Energy Infrastructure. New Century Capital Partners has also assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of all financial and other information and data that Energy Infrastructure and Vanship provided to, reviewed with or discussed with New Century Capital Partners. In addition, with the consent of Energy Infrastructure, New Century Capital Partners has assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of the Broker Reports, that the Broker Reports have been reasonably prepared in accordance with industry standards, and that the vessels of the Company are in good and seaworthy condition. New Century Capital Partners expresses no opinion regarding the analyses, assumptions or conclusions of Simpson, Spence & Young, Ltd. and Clarkson Research Services Limited contained in the Broker Reports. New Century Capital Partners has further assumed, with the assurances of senior management of Energy Infrastructure, that the analyses in the Broker Reports are accurate, complete and fair as of the date of this Opinion. New Century Capital Partners has further assumed, with the assurances of senior management of Energy Infrastructure and Vanship that the information and other data provided to New Century Capital Partners has been reasonably prepared in accordance with industry standards, and that they are not aware of any relevant information that had been omitted or not disclosed to New Century Capital Partners, or that would make any of the information provided to New Century Capital Partners incomplete or misleading. In rendering its Opinion, New Century Capital Partners has assumed that the Transaction will be consummated as described in the Agreement, and that the Agreement will be further revised, but that further revisions to the Agreement will not materially change the analysis or conclusions of New Century Capital Partners in its Opinion. New Century Capital Partners has assumed and relied upon, without assuming responsibility or liability for verifying, that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1993, as amended, the Securities and Exchange Act of 1934, as amended, and any other applicable federal and state statutes, rules and regulations. New Century Capital Partners has also assumed and relied upon, without assuming responsibility or liability for independently verifying, that the Transaction will comply with all applicable maritime and other international laws, statutes and regulations. New Century Capital Partners has further assumed and relied upon, without assuming responsibility or liability for independently verifying, the operational, financial and strategic benefits that Energy Infrastructure represented to New Century Capital Partners will be achieved by the Transaction. New Century Capital Partners expresses no opinion as to whether Energy Infrastructure will be able to achieve any such operational, financial or strategic benefits in connection with the Transaction. New Century Capital Partners has further assumed that the representations and warranties made by Energy Infrastructure and Vanship in the Agreement are and will be true and correct in all respects that would be material to its analysis. Furthermore, New Century Capital Partners has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Energy Infrastructure or the Company that would be material to its analysis.

Scope of the Assignment and Background (Continued)

New Century Capital Partners is not a legal, regulatory or tax expert. Accordingly, New Century Capital Partners expresses no opinion regarding the legal, regulatory or tax effect of the Transaction. New Century Capital Partners has relied upon the assessments made by Energy Infrastructure and Vanship with respect to such issues. New Century Capital Partners also does not express any opinion regarding the effect on the Transaction of any accounting or environmental regulations, or any potential changes thereto. Furthermore, New Century Capital Partners does not express any opinion regarding any financial assumptions provided by the senior management of Energy Infrastructure regarding the future operations of the Company. New Century Capital Partners has not (i) undertaken to determine whether there is any pending or threatened litigation, regulatory action, contingent liabilities or unasserted claims against the Company or Vanship, or an analysis of same; (ii) performed appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Vanship; (iii) received or reviewed any executed definitive Share Purchase and Merger Agreement involving Energy Infrastructure, Vanship or the Company; (iv) visited Vanship or the Company, or inspected any classification records or vessels owned or maintained by Vanship or the Company; (v) contacted any of the customers of Vanship or the Company, or completed any customer due diligence; (vi) received or reviewed any title documents or confirm whether the Company has good title to any of its vessels; or (vii) received or reviewed any insurance policies procured or maintained by Vanship or the Company to confirm whether sufficient insurance coverage exists to cover any mishaps that might occur or risks associated with operating any vessels owned by the Company.

This Opinion is based on economic, monetary, market and other conditions as they exist, and the information made available to New Century Capital Partners, as of the date of this Opinion. New Century Capital Partners expresses no opinion regarding any potential changes to economic, monetary, market or other conditions that may occur after the date of this Opinion, including any potential changes in supply and demand for tankers, oil or oil products. The analysis performed by New Century Capital Partners in connection with this Opinion is based on the value of the Company as a going concern. New Century Capital Partners has not performed any analysis regarding the value of liquidating the Company or any of its assets. New Century Capital Partners has assumed that neither Vanship, nor the Company nor Energy Infrastructure is a party to any material pending transaction other than this Transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off. It should be understood that subsequent developments may affect this Opinion and that New Century Capital Partners does not have any obligation and assumes no responsibility to update, revise or reaffirm its Opinion based upon circumstances and events occurring after the date of this Opinion. New Century Capital Partners expresses no opinion regarding whether the necessary approvals or other conditions to the consummation of the Transaction will be obtained or satisfied. New Century Capital Partners does not express any opinion as to the price at which Energy Infrastructure's shares may trade upon consummation of the Transaction, or at any future time. New Century Capital Partners also expresses no opinion on whether the applicable stock market will react favorably to the Transaction, or whether

Scope of the Assignment and Background (Continued)

any party to the Agreement will decide to cancel the Agreement or terminate the Transaction. Furthermore, New Century Capital Partners does not express any opinion as to the value of the three new building options (the "Options"), or whether Energy Infrastructure should or will exercise its right of first refusal with respect to any of the Options. New Century Capital Partners was not requested to opine as to, and this Opinion does not address, the business decision to proceed with the Transaction or the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Energy Infrastructure. Furthermore, New Century Capital Partners expresses no opinion as to whether any alternative transaction might produce consideration for the stockholders of Energy Infrastructure in excess of the amount contemplated by this Transaction.

This Opinion is solely for the benefit and use of the board of directors of Energy Infrastructure in considering the Transaction and may not be relied upon by any other person or entity. New Century Capital Partners' Opinion is limited to the fairness, from a financial point of view, to the stockholders of the consideration to be paid by Energy Infrastructure in connection with the Transaction, and New Century Capital Partners expresses no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of Energy Infrastructure. The Opinion, and the analysis and assumptions contained therein, must be considered as a whole, and selecting only portions of the analysis could create an incomplete or misleading view of the process underlying the analysis performed by New Century Capital Partners in connection with the preparation of this Opinion. This Opinion is not intended to be and does not constitute a recommendation to the stockholders or the board of directors of Energy Infrastructure as to how they should vote or otherwise act with respect to the Transaction, and should not be relied upon by any stockholder or director as such. This Opinion, and the analysis contained therein, may not be quoted or referred to or used for any purpose without the prior written consent of New Century Capital Partners, except that this Opinion may be disclosed in connection with any information statement or proxy statement used in connection with the Transaction without the prior written consent of New Century Capital Partners. To the extent this Opinion is quoted, referred to or used for any purpose, it must be quoted, referred to and/or used in full.

On the basis of and subject to the foregoing, it is the opinion of New Century Capital Partners as of the date of this Opinion that: (i) the Transaction is fair, from a financial point of view, to the stockholders of Energy Infrastructure; and (ii) the fair market value of the Company is least equal to eighty percent (80%) of the net assets of Energy Infrastructure.

Sincerely,
New Century Capital Partners LLC, a California Limited Liability Company

By: ____________________
Mark J. Salter
Managing Member

MARKET TRADING ANALYSIS

New Century Capital Partners reviewed selected price and volume distribution data and illustrated the relative stock price performance of the a Tanker Composite[1] against the S&P 500 Index for the period October 18, 2004 through October 16, 2007.



Indexed Price to 100 as of October 18, 2004
October 18, 2004 - October 16, 2007
S&P 500
Tanker Composite
140.0
130.0
120.0
110.0
100.0
90.0
80.0
38%
(1%)
10/18/2004
12/18/2004
2/18/2005
4/18/2005
6/18/2005
8/18/2005
10/18/2005
12/18/2005
2/18/2006
4/18/2006
6/18/2006
8/18/2006
10/18/2006
12/18/2006
2/18/2007
4/18/2007
6/18/2007
8/18/2007

(1) Tanker Composite includes: Aries Maritime Transport, Arlington Tankers, Double Hull Tankers, General Maritime Corp, Knightsbridge Tankers Limited, Nordic American Tanker Shipping, Omega Navigation Enterprises, and Ship Finance International Limited.

PUBLIC COMPARABLE COMPANY ANALYSIS

This method applies the comparative public market information of companies comparable to the Company. The methodology assumes that companies in the same industry share similar markets. The potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies in the same industry experience similar operating characteristics. The underlying components in the comparable company analysis assume both the Company and the Comparable Companies are ongoing concerns.

Using publicly available information, New Century Capital Partners compared selected financial data of the Company with similar data of selected publicly traded Tanker Companies considered by New Century Capital Partners to be comparable to the Company. In this regard, New Century Capital Partners noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as the Company. The comparable group includes: Aries Maritime Transport, Arlington Tankers, Double Hull Tankers, General Maritime Corp, Knightsbridge Tankers Limited, Nordic American Tanker Shipping, Omega Navigation Enterprises, and Ship Finance International Limited (collectively, the "Comparable Companies").

We analyzed the following financial data for each of the Comparable Companies: (1) the "enterprise value" ("EV") defined as common stock market value (the number of fully-diluted shares multiplied by the closing price of the common stock), plus total debt and preferred stock, less cash as a multiple of (i) 2007 and 2008 estimated EBITDA (which EBITDA estimates reflect a mean consensus of research analysts' EBITDA estimates as reported by Institutional Brokers Estimate Service ("IBES")), for each of the Comparable Companies; and (2) the closing price of the common stock on October 16, 2007 as a multiple of the net asset value per share for each of the Comparison Companies. We also analyzed the annualized dividends per the closing price of the common stock on October 16, 2007.

PUBLIC COMPARABLE COMPANY ANALYSIS (CONTINUED)

Financial and Trading Analysis for Comparable Companies (Tanker Group)
($ in millions, except per share data)

Company Name	Price 10/16/2007	Market Cap[1]	TEV	Total Debt	Debt/ Cap	Total Debt/EBITDA 2007	Total Debt/EBITDA 2008	TEV/EBITDA 2007	TEV/EBITDA 2008	Price/ NAV	Div. Yield
Aries Maritime Transport	$9.39	$267	$537	$285	52%	4.3x	4.0x	8.1x	7.9x	0.7x	3%
Arlington Tankers	$25.05	388	602	230	37%	3.3x	2.5x	12.3x	12.6x	1.0x	9%
Double Hull Tankers	$14.65	440	659	236	35%	3.9x	3.1x	10.8x	11.0x	1.1x	12%
General Maritime Corp	$25.49	839	1,287	485	37%	3.7x	3.6x	9.7x	8.9x	0.9x	8%
Knightsbridge Tankers Limited	$26.56	454	583	137	23%	2.4x	2.6x	10.3x	11.2x	1.2x	14%
Nordic American Tanker Shipping	$37.36	1,120	1,280	186	14%	1.5x	2.2x	10.3x	11.6x	1.2x	16%
Omega Navigation Enterprises	$19.60	297	570	292	50%	6.0x	5.5x	11.6x	11.2x	1.2x	5%
Ship Finance International Limited	$26.30	1,913	3,901	2,087	52%	6.9x	6.3x	12.8x	13.1x	0.9x	8%
High					52%	6.9x	6.3x	12.8x	13.1x	1.2x	16%
Mean					37%	4.0x	3.7x	10.7x	10.9x	1.0x	9%
Median					37%	3.8x	3.3x	10.8x	11.2x	1.0x	9%
Low					14%	1.5x	2.2x	8.1x	7.9x	0.7x	3%
Company - Excluding Earn-out[3]		$335	$778	$443	57%	NA	4.8X	NA	8.4x	1.0X	15%
Company - Including PV of Earn-out[4]		$387	$830	$443	53%	NA	4.8X	NA	5.9x	1.0X	15%

Company Name	EBITDA 2007[2]	EBITDA 2008[2]	EBITDA Margin 2007	EBITDA Margin 2008	EPS 2007[2]	EPS 2008[2]	NAV/ Share
Aries Maritime Transport	$67	$68	67%	68%	$0.29	$0.60	$12.55
Arlington Tankers	49	48	69%	68%	$1.21	$1.24	$25.31
Double Hull Tankers	61	60	73%	77%	$0.97	$0.89	$13.62
General Maritime Corp	132	144	50%	50%	$1.85	$2.06	$31.14
Knightsbridge Tankers Limited	57	52	77%	76%	$2.04	$1.75	$23.04
Nordic American Tanker Shipping	124	110	77%	70%	$2.69	$2.19	$32.92
Omega Navigation Enterprises	49	51	70%	76%	$1.01	$1.01	$16.41
Ship Finance International Limited	304	297	73%	75%	$2.21	$2.22	$26.80
High	304	297	77%	77%	$2.69	$2.22	$32.92
Mean	106	104	69%	70%	$1.53	$1.50	$22.97
Median	64	64	72%	72%	$1.53	$1.49	$24.16
Low	49	48	50%	50%	$0.29	$0.60	$12.55
Company - Excluding Earn-out[3]	NA	93	NA	80%	NA	$0.27	$8.27
Company - Including PV of Earn-out[4]	NA	93	NA	80%	NA	$0.18	$5.34

Source: Company filings and Wall Street research.
(1) Market Cap is calculated using the Treasury Stock Method.
(2) Estimates from Street Research and IBES.
(3) New Century Capital Partners' projections (based on information received from the management of Energy Infrastructure).
(4) Includes the present value of two earn-out payments, each of which consists of 3 million shares of EIAC's common stock. New Century Capital Partners discounted by the Company's estimated cost of equity, which is 10.0% (see weighted average cost of capital analysis on pages 19 and 20).

We performed valuation analyses by applying certain market trading statistics of the Comparable Companies to the historical and estimated financial results of the Company. As of October 16 2007 the Comparable Companies were trading at the following median valuation multiples:

($ in millions)

Public Mean Valuation Metric	Company Metric	Market Valuation					
		Mean Public Multiples	Implied Company Enterprise Val.	Net Debt[3]	Implied Company Equity Val.	Weighted
Enterprise Value to 2008E EBITDA	$93.0	10.9x	$1,016.6	$443.0	$573.6	90%
Equity Value to Net Asset Value	$335.0	1.0x	$784.1	$443.0	$341.1	10%
Weighted Mean[2]			$993.4		$550.4	100%

We examined Wall Street research of the Comparable Companies, and for other publicly traded companies and we also examined other industry research and made the following observations: While a variety of valuation methodologies and metrics are used in determining a shipping company's value, we found that the majority of time companies are valued using next-year's EBITDA and applying a EV/EBITDA multiple to determine a shipping company's value; additionally, but to a lesser extent a company's current net asset value is considered. As a result, we applied weights to the various valuation methodologies in order to determine the Company's EV and Equity Value.

As a result of these valuation analyses, we derived an average implied EV of approximately $993 million for the Company.

---

(1) The Weighted Mean is calculated as 90% of the implied enterprise value based on the EBITDA multiple. The remaining 10% is calculated off of the net income and NAV multiples.
(2) Includes the present value of two earn-out payments, each of which consists of 3 million shares of EIAC common stock. New Century Capital Partners discounted by the Company's estimated cost of equity, 10.0% (see weighted average cost of capital analysis on pages 19 and 20).
(3) Net Debt related to the transaction is $443M of bank debt.

PRECEDENT TRANSACTION AND EVALUATION ANALYSIS

We reviewed certain publicly available information for precedent single hull ("SH") and double hull ("DH") transactions for tanker acquisitions for the period January 1 2005 to October 16, 2007 and we identified 66 relevant transaction involving purchases of other tanker shipping vessels (the "Comparable Transactions"). The information we reviewed in the selected transactions consisted of the purchase price of SH and DH tankers divided by the deadweight tonnage of the vessel. New Century Capital Partners calculated the mean price to deadweight tonnage multiples for SH and DH transactions to be $167 and $350, respectively.

Utilizing an average of the mean multiples paid in SH and DH transactions, we derived an implied of $691.7 million for the Company's enterprise value. A summary of the average multiples utilizing the merger and acquisition analysis is as follows:

Comparable Transactions:

	SH Transactions			DH Transactions			Total Transactions		
Year	P/DWT	# Trans.	Avg. Yr Built	P/DWT	# Trans.	Avg. Yr Built	Weighted P/DWT	# Trans.	Avg. Yr Built
2007	$163	21	1992	$323	6	1996	$257	27	1993
2006	$160	13	1991	$364	12	2000	$279	25	1995
2005	$192	6	1989	$350	8	1999	$284	14	1994
Total	**$167**	**40**	**1991**	**$350**	**26**	**1999**	**$274**	**66**	**1994**

(1) Select Transactions of vessels greater than 200K DWT. Source: Clarksons Research Services Limited, dated October 16, 2007.

PRECEDENT TRANSACTION AND EVALUATION ANALYSIS (CONTINUED)
SINGLE HULL - PRECEDENT TRANSACTION ANALYSIS

(January 1, 2005 to October 16, 2007)[(1)]

Tanker	DWT	Built	Price ($m)	Price/DWT	Sold	Yard	Sellers	Buyers
VLCC - Single Hull								
Titan Neptune	265,322	1988	$49.0	$185	3/24/05	Hyundai H.I.	Titan Ocean Pte. Ltd	Clients of Titan
Verona	275,341	1989	$60.0	$218	4/22/05	Hitachi Zosen	Neda Maritime Agency	Clients of Titan Ocean
Vasant J Sheth	261,167	1990	$60.0	$230	4/22/05	Sasebo H.I.	Great Eastern Shpg.	Clients of Titan Ocean
Falcon	259,999	1994	$56.0	$215	8/2/05	Mitsubishi H.I.	Dynacom Tankers Mngt.	Clients of Nanjing Oil
Al Funtas	294,739	1983	$50.0	$170	8/11/05	I.H.I.	Kuwait Oil Tanker	Singapore interests
Dynamic City	243,850	1990	$33.0	$135	11/18/05	I.H.I.	Mitsubishi Oil Co.	Clients of Altomare S.A.
Europe	255,346	1988	$45.0	$176	2/6/06	Hyundai H.I.	Dynacom Tankers Mngt	Clients of Prosafe
Golden Stream	275,616	1995	$53.0	$192	3/3/06	Hitachi Zosen	Frontline Ltd.	Clients of Clipper Group
Provence	285,364	1994	$46.5	$163	3/30/06	Daewoo SB	Hansa Treuhand	Clients of Chang Myung
Sunrise III	264,165	1993	$36.0	$136	4/3/06	Mitsubishi H.I.	Nippon Oil Tanker	Clients of Dynacom
Kaimon	258,076	1991	$39.0	$151	4/28/06	Sasebo H.I.	Mitsui O.S.K. Lines	Far Eastern interests
Taos	275,993	1990	$40.0	$145	8/11/06	Hitachi Zosen	BW Shipping Agency	Clients of Marine Mngt.
Front Tobago	261,000	1993	$45.0	$172	9/15/06	I.H.I.	Frontline Ltd.	Clients of Chang Myung
Kazimah*	294,739	1982	$50.0	$170	10/20/06	I.H.I.	Kuwait Oil Tanker	Clients of Dynacom
Oriental Venture	281,018	1992	$40.5	$144	11/24/06	Mitsui SB	Mitsui O.S.K. Lines	Clients of Altomare S.A.
Island Bauhinia*	255,346	1988	$41.5	$163	11/30/06	Hyundai H.I.	Island Navigation	Clients of SBM
Island Accord*	255,271	1988	$41.5	$163	11/30/06	Hyundai H.I.	Island Navigation	Clients of SBM
C. Navigator*	277,798	1995	$42.0	$151	12/8/06	Samsung H.I.	SK Shipping Co. Ltd.	Clients of Cido Shpg.
C. Planner*	278,157	1995	$42.0	$151	12/8/06	Samsung H.I.	SK Shipping Co. Ltd.	Clients of Cido Shpg.
Azuma Enterprise	255,348	1990	$35.0	$137	2/19/07	Hyundai H.I.	SK Shipping Co. Ltd.	Clients of Transmed
Nuri	286,933	1992	$39.0	$136	2/23/07	Daewoo SB	BW Shipping Agency	Clients of Transmed
Satsuma	258,019	1993	$39.5	$153	3/2/07	NKK Corp.	Nippon Yusen Kaisha	Clients of FAL Bunkers
Kanayama	258,094	1992	$39.0	$151	3/8/07	Mitsui SB	Shinwa Kaiun Kaisha	Clients of TMT
Front Vanadis	285,872	1990	$42.0	$147	3/14/07	Daewoo SB	Frontline Ltd.	Clients of TMT
Suzuka	269,581	1992	$39.5	$147	3/29/07	Kawasaki H.I.	Nippon Yusen Kaisha	Clients of TMT
Bright Artemis	261,284	1992	$41.5	$159	4/4/07	Sasebo H.I.	Int. Energy Trans.	Clients of Sinokor
Shinyo Guardian	259,993	1993	$43.5	$167	4/4/07	I.H.I.	Shinyo International	Clients of Sinokor
Titan Taurus	254,991	1992	$42.0	$165	4/11/07	Mitsubishi H.I.	Titan Ocean Pte. Ltd	Clients of Korea Line
Sunrise V	264,164	1991	$40.0	$151	4/27/07	Mitsubishi H.I.	Nippon Oil Tanker	Clients of Sanko Kisen
Tataki	239,999	1993	$45.0	$188	5/24/07	I.H.I.	Dynacom Tankers Mngt	Clients of HOSCO
Eastern Fortune	277,020	1989	$40.0	$144	6/1/07	Hyundai H.I.	LG-Caltex Oil Corp.	Clients of Neu Seeschiffahrt
Ardeshir H. Bhiwandiwalla	264,301	1992	$47.0	$178	6/13/07	Mitsubishi H.I.	Great Eastern Shpg.	Clients of Sinokor
Ruby III	243,850	1990	$41.0	$168	6/14/07	I.H.I.	Altomare S.A.	Clients of HOSCO
Yahiko Maru	259,490	1991	$38.5	$148	7/20/07	Mitsui SB	Daiichi Chuo	Clients of TMT
Okinoshima	258,079	1993	$48.0	$186	7/20/07	I.H.I.	Idemitsu Tanker Co.	Clients of HOSCO
Sunrise	264,165	1993	$45.0	$170	8/3/07	Mitsubishi H.I.	Dynacom Tankers Mngt	Far Eastern interests
Han-ei	259,999	1994	$49.0	$188	8/3/07	I.H.I.	Nippon Yusen Kaisha	Clients of Tanker Pacific
Shinyo Clipper	243,870	1992	$48.0	$197	8/10/07	Hitachi Zosen	Shinyo International	Clients of Hosco
Orpheus Asia	258,090	1990	$40.0	$155	8/24/07	I.H.I.	Idemitsu Int. (Asia)	Clients of Altomare
Front Duchess	284,000	1993	$56.0	$197	n/a	Hyndai	Ship Finance Int'l	undisclosed
Mean	265,611	1991	$44.3	$167	10/28/06			

(1) Select Transactions of vessels greater than 200K DWT. Source: Clarksons Research Services Limited, dated October 16, 2007.

Precedent Transaction And Evaluation Analysis (Continued)

Double Hull - Precedent Transaction Analysis

(January 1, 2005 to October 16, 2007)[(1)]

Tanker	DWT	Built	Price ($m)	Price/DWT	Sold	Yard	Sellers	Buyers
VLCC - Double Hull								
Front Century*	311,189	1998	$141.9	$456	1/27/05	Hyundai H.I.	Frontline Ltd.	Clients of Frontline
Bourgogne	296,230	1996	$58.9	$199	1/28/05	A.E.S.A.	Euronav (UK) Agen.	Clients of Euronav
Pluto Glory*	299,089	2001	$105.0	$351	4/4/05	Daewoo SB	Gulf Marine Mngt.	Clients of Dr. Peters
Mercury Glory*	298,990	2001	$105.0	$351	4/4/05	Daewoo SB	Gulf Marine Mngt.	Clients of Dr. Peters
Nordmillennium	301,428	2000	$120.0	$398	4/6/05	Hyundai Samho	Klaus Oldendorff	Clients of Dr. Peters
Folk Star	299,993	1993	$89.0	$297	8/2/05	Daewoo SB	Oceanic Trans Shpg.	Clients of Titan Petro.
Elisabeth Maersk	308,491	1999	$115.0	$373	9/12/05	Hyundai H.I.	A.P. Moller	Middle Eastern interests
Else Maersk	308,491	2000	$115.0	$373	12/5/05	Hyundai H.I.	A.P. Moller	Clients of Maroil
Formosapetro Forever	300,000	2005	$125.0	$417	2/20/06	I.H.I.	Formosa Plastics Co.	Clients of Essar Shpg.
Equatorial Lion	300,280	1997	$95.0	$316	7/6/06	Hyundai H.I.	Overseas Shipholding	Undisclosed interests
Formosapetro Giant	300,000	2005	$128.0	$427	7/6/06	I.H.I.	Formosa Plastics Co.	Clients of Nan Fong
Emilie Maersk	308,491	1999	$114.5	$371	8/3/06	Hyundai H.I.	A.P. Moller	Clients of Maroil
Overseas Crown	300,484	1996	$93.0	$310	8/11/06	Hyundai H.I.	Overseas Shipholding	Clients of Samho Shpg.
Artemis Glory	300,000	2006	$115.0	$383	8/17/06	Daewoo SB	Gulf Marine Mngt.	Undisclosed interests
Shinyo Florentina	319,180	2005	$135.0	$423	8/18/06	Hyundai Samho	Shinyo International	Clients of Neda Maritime
TI Guardian	290,927	1993	$86.0	$296	9/1/06	Mitsubishi H.I.	Euronav (UK) Agen.	Clients of Clipper
Front Beijing	298,000	2006	$141.5	$475	9/21/06	Nantong Cosco	Frontline Ltd.	Clients of TMT
Arenta	300,549	1996	$96.0	$319	9/28/06	Hyundai H.I.	Overseas Shipholding	Clients of Shinyo Intl.
Universal Brave*	301,242	1997	$95.0	$315	9/29/06	Hyundai H.I.	Hyundai M.M.	European interests
Universal Prime*	301,163	1997	$95.0	$315	9/29/06	Hyundai H.I.	Hyundai M.M.	European interests
Savoie	306,430	1993	$82.5	$269	5/16/07	NKK Corp.	Euronav (UK) Agen.	Danish interests
Berge Stadt	306,951	1994	$86.0	$280	5/24/07	Sumitomo H.I.	Green Tankers S.A.	Undisclosed interests
Overseas Donna	309,499	2000	$122.0	$394	6/22/07	Hyundai H.I.	Overseas Shipholding	Undisclosed interests
Neptune	319,360	2002	$137.5	$431	7/1/07	Hyundai Samho	Dynacom Tankers Mngt	Clients of Samho
Yiomarai	302,417	1993	$78.0	$258	9/17/07	Daewoo SB	Dynacom Tankers Mngt	Clients of Sovcomflot
Titan Virgo	299,993	1993	$91.0	$303	10/1/07	Daewoo SB	Unknown Norwegian	Clients of Med Oil
Mean	303,418	1999	$106.4	$350	6/11/06			

(1) Select Transactions of vessels greater than 200K DWT. Source: Clarksons Research Services Limited, dated October 16, 2007.

BROKER VALUATIONS

We reviewed valuation reports (the "Broker Reports") on the nine vessels prepared by Simpson, Spence & Young, Ltd. and Clarkson Research Services Limited, dated August 29, 2007 and October 12, 2007, respectively. Copies of the Broker Reports are on pages 21-26. The mean value of the Company as stated in the Broker Reports is $762.5 million.

A summary of the Broker Reports are as shown below:

Simpson, Spence & Young
($ in millions)

	Vessel	Value
1	Shinyo Kannika	$130.0
2	Shinyo Navigator	107.0
3	Shinyo Ocean	130.0
4	Shinyo Splendor	90.0
5	Shinyo Alliance	43.0
6	Shinyo Jubliee	36.0
7	Shinyo Mariner	45.0
8	Shinyo Sawako	55.0
9	C. Dream	126.0
	Total	**$762.0**

Clarkson Research Services
($ in millions)

	Vessel	Value
1	Shinyo Kannika	$128.5
2	Shinyo Navigator	105.0
3	Shinyo Ocean	128.5
4	Shinyo Splendor	91.0
5	Shinyo Alliance	45.0
6	Shinyo Jubliee	37.0
7	Shinyo Mariner	47.0
8	Shinyo Sawako	56.0
9	C. Dream	125.0
	Total	**$763.0**

Utilizing the average of the enterprise values derived from the mean multiples paid in SH and DH transactions and the broker reports[(1)] we derived an implied enterprise value of $727 million for the Company.

New Century Capital Partners noted that the values derived from the precedent transaction analysis may not fully capture the value associated with the Company's vessels. More specifically, the Company represents nine (9) vessels purchased at one time, which should receive a premium valuation (e.g., this type of transaction is known as an "en-bloc" transaction and generally receives a premium valuation as discussed with the management of Energy Infrastructure). In addition, the Company's nine vessels are being acquired with long-term class "A" charters and there are three vessels being purchased with profit sharing arrangements which can generate additional profit upside, though there can be no assurance this will happen. Furthermore, the Company provides a "homogeneous" fleet whereby the nine (9) vessels have the same suppliers, crews and maintenance facilities enabling the Company with the opportunity to capitalize on the associated economies of scale.

		($ in millions)
	Price / DWT	**Implied EV**
a. Method 1: SH and DH Precedent Transactions	$274	$691.7
b. Method 2: Broker Reports[(1)]	301	762.5
Mean	288	$727.1

(1) See the attached full reports from Simpson Spence and Young and Clarksons Research Services Limited, dated August 29, 2007 and October 12, 2007, respectively. See the attached reports on pages 21-26.

DISCOUNTED CASH FLOW ANALYSIS

New Century Capital Partners utilized a discounted cash flow analysis which calculates the present value of the Company based on the sum of the present value of the projected available cash flow streams and the terminal value of the equity.

New Century Capital Partners created financial projections, based on financial and operational assumptions provided by the management of Energy Infrastructure, of the cash flow available for distributions for the year ending December 30, 2008 through 2012. New Century Capital Partners projected future values of the Company by applying assumed EBITDA multiples of 9.0x, 10.0x and 11.0x to New Century Capital Partners' projected (based on information received from the management of Energy Infrastructure) $95.5 million EBITDA for the year ending December 31, 2013. The projected future values were then discounted using a range of discount rates of 7.0% to 10.0% (the Company's weighted average cost of capital was calculated at 6.9%), which yielded an implied range of enterprise values between $879 million to $1,123 million.

In determining the discount rates used in the discounted present value analysis, we noted, among other things, factors such as inflation, prevailing market interest rates, and the inherent business risk and rates of return required by investors. In determining the appropriate EBITDA multiple used in calculating the Company's projected future enterprise value, New Century Capital Partners noted, among other things, the multiples at which public companies which New Century Capital Partners deemed comparable to the Company currently traded.

($ in millions)

Projected Cash Flow	**2008P**	**2009P**	**2010P**	**2011P**	**2012P**
EBITDA	$93.0	$94.9	$96.3	$96.2	$96.2
Payments for Dry-Docking	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)
Free Cash Flow	$89.1	$90.9	$92.3	$92.2	$92.2

Terminal Value Based on EBITDA Multiple			
FY 2013P EBITDA	$95.5	$95.5	$95.5
EBITDA Multiple	9.0x	10.0x	11.0x
Enterprise Value	859.7	955.2	1,050.8

PRESENT VALUE	**Terminal Value Based on 9.0x EBITDA Multiple**				**Terminal Value Based on 10.0x EBITDA Multiple**				**Terminal Value Based on 11.0x EBITDA Multiple**			
Discount Rate	**7%**	**8%**	**9%**	**10%**	**7%**	**8%**	**9%**	**10%**	**7%**	**8%**	**9%**	**10%**
PV of Cash Flows '08-'12	$374.0	$364.1	$354.7	$345.6	$374.0	$364.1	$354.7	$345.6	$374.0	$364.1	$354.7	$345.6
PV of Terminal Value	613.0	585.1	558.8	533.8	681.1	650.1	620.8	593.1	749.2	715.1	682.9	652.4
Total Enterprise Value	987.0	949.2	913.4	879.4	1,055.1	1,014.3	975.5	938.7	1,123.2	1,079.3	1,037.6	998.0
Less Net Debt	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)	(443.0)
Total Present Equity Value	$544.0	$506.2	$470.4	$436.4	$612.1	$571.3	$532.5	$495.7	$680.2	$636.3	$594.6	$555.0

SUMMARY OF VALUATION METHODOLOGIES

I.	Methodology ($ in millions)	Enterprise Value	Net Debt	Equity Value	Weight[1]
	Precedent Transaction and Evaluation Analysis	$727.1	$443.0	$284.1	10%
	Public Comps	993.4	443.0	550.4	45%
	Discounted Cash Flow	995.9	443.0	552.9	45%
	Weighted Mean	$967.9	$443.0	$515.0	

II.	Determination of Energy Infrastructure's Net Assets at June 30, 2007[2]	
	Cash and cash equivalents:	$0.0
	Plus: Investments held in Trust Account	214.1
	Less: Current liabilities	(7.7)
	Equals the Net Assets	$206.4
	80% of Net Assets	$165.1

III.	Current Offer Price Comparison	Enterprise Value	Net Debt	Equity Value
	With Out Earn-out	$778.0	$443.0	$335.0
	With Present Value of Earn-out[3]	830.0	443.0	387.0

(1) The valuation methodologies for Public Comps and Discounted Cash Flow have more relevance and, as a result, are weighted more highly than the Precedent Transaction and Evaluation Analysis approach (see page 15).
(2) Source: Company 10Q for the quarter ended June 30, 2007.
(3) Includes the present value of two earn-out payments each of which is 3 million shares of common stock. These payments were discounted at the estimated cost of equity, 10.0% (see weighted average cost of capital analysis on pages 19 and 20).

CONCLUSION

On the basis of and subject to the foregoing, it is the opinion of New Century Capital Partners as of the date of this Opinion that: (i) the Transaction is fair, from a financial point of view, to the stockholders of Energy Infrastructure; and (ii) the fair market value of the Company is at least equal to eighty percent (80%) of the net assets of Energy Infrastructure.

WEIGHTED AVERAGE COST OF CAPITAL ANALYSIS

Macroeconomic Assumptions	
Ten Year Government Bond Yield at (October 16, 2007)	4.64%
Historical Risk Premium[1]	5.50%
Estimated Future Market Return	10.14%

Comparable Companies	Levered Beta[2]	Marginal Tax Rate	Net Debt to Equity[3]	Unlevered Beta[4]	Levered Return	Unlevered Return[5]
Aries Maritime Transport	0.86	35.0%	1.09	0.89	9.4%	9.5%
Arlington Tankers	0.85	35.0%	0.61	0.74	9.3%	8.7%
Double Hull Tankers	n/a	35.0%	0.53	n/a	n/a	n/a
General Maritime Corp	0.16	35.0%	0.57	0.14	5.5%	5.4%
Knightsbridge Tankers Limited	1.19	35.0%	0.30	0.96	11.2%	9.9%
Nordic American Tanker Shipping	0.07	35.0%	0.16	0.05	5.0%	4.9%
Omega Navigation Enterprises	n/a	35.0%	0.97	n/a	n/a	n/a
Ship Finance International Limited	0.48	35.0%	1.08	0.49	7.3%	7.4%
Average	0.60	35.0%	0.66	0.55	8.0%	7.6%

(1) Historical 5-year spread between the long bond and the S&P 500.
(2) Source: Bloomberg.
(3) Book Value of Debt less Cash to Market Value of Equity.
(4) Unlevered Beta equals (Levered Beta/(1 + ((1 - Tax Rate) * Debt/Equity)). Assumes Beta of debt equals zero.
(5) Unlevered Return equals (Estimated Future Risk Free Rate + (Unlevered Beta * Risk Premium))

WEIGHTED AVERAGE COST OF CAPITAL ANALYSIS (CONTINUED)

Capital Structures		Levered Cost of Equity at Various Unlevered Beta and Capital Structures[1]				
Debt/ Cap.	Debt/ Equity	0.45	0.50	0.55	0.60	0.65
40.0%	66.7%	8.2%	8.6%	9.0%	9.3%	9.7%
45.0%	81.8%	8.4%	8.8%	9.2%	9.7%	10.1%
50.0%	100.0%	8.7%	9.1%	9.6%	10.1%	10.5%
55.0%	122.2%	9.0%	9.5%	10.0%	10.5%	11.0%
60.0%	150.0%	9.5%	10.0%	10.6%	11.1%	11.7%
65.0%	185.7%	10.1%	10.7%	11.3%	11.9%	12.5%

Capital Structures			WACC at Various Unlevered Beta and Capital Structures[2]				
Debt/ Cap.	Debt/ Equity	Est. Cost of Debt	0.45	0.50	0.55	0.60	0.65
40.0%	66.7%	6.00%	6.5%	6.7%	6.9%	7.2%	7.4%
45.0%	81.8%	6.25%	6.5%	6.7%	6.9%	7.1%	7.4%
50.0%	100.0%	6.50%	6.5%	6.7%	6.9%	7.1%	7.4%
55.0%	122.2%	6.75%	6.5%	6.7%	6.9%	7.2%	7.4%
60.0%	150.0%	7.00%	6.5%	6.7%	7.0%	7.2%	7.4%
65.0%	185.7%	7.25%	6.6%	6.8%	7.0%	7.2%	7.4%

(1) Levered Cost of Equity equals (Estimated Future Risk Free Rate + (Levered Beta * Risk Premium)+ Small Capitalization Premium).
(2) WACC equals ((Debt/Capitalization * (Cost of Debt * (1 - Tax Rate))) + (Equity/Capitalization * Levered Cost of Equity)).

SSY
SIMPSON SPENCE & YOUNG
L O N D O N

Associate Offices

BEIJING
Tel: 86-10 8410 8208
Fax: 86-10 8410 8248

BERMUDA
Tel: 1-441-297 9407
Fax: 1-441-292 9108

HAMBURG
Tel: 49-40-380 816 30
Fax: 49-40-380 879 90

HONG KONG
Tel: 85-2-2521 1141
Fax: 85-2-2526 7218

JAKARTA
Tel: 62-21-526 4330
Fax: 62-21-526 4331

NAPLES
Tel: 39-081-606 7011
Fax: 39-081-588 7018

NEW YORK
Tel: 1-203-356 7000
Fax: 1-203-356 2010

OSLO
Tel: 47-6751 8800
Fax: 47-6751 8801

SHANGHAI
Tel: 86-21 6876 2360
Fax: 86-21 5830 6852

SINGAPORE
Tel: 65-6535 7886
Fax: 65-6538 8620

SYDNEY
Tel: 61-2-9252 1711
Fax: 61-2-9252 1716

VANCOUVER
Tel: 1-604-658 8244
Fax: 1-604-658 0288

ZUG
Tel: 41 41 725 8940
Fax: 44 20 7265 1948

WEBSITE:
www.ssyonline.com

EIAC
Suite 1300
1105 North Market Street
Wilmington
Delaware 19899
USA

09 October 2007

Der Sirs,

Re: Valuations

With reference to the enclosed valuations, we agree to our valuations being used in your proxy filing, provided that our full evaluation wording must be incorporated/ reproduced in the form of an appendix to such document. Where the valuation(s) are referred to in the document attention must be drawn to this appendix.

If the evaluation wording is not to be incorporated in the proxy filing, then same must be made available by some other method, maybe at a lawyers office etc, however, again the fact that our evaluation wording is available must be made clear wherever same is referred to in the document.

It is to be made clear that the evaluation(s) is valid for the date that is specified in the valuation.

Yours faithfully
FOR SIMPSON SPENCE AND YOUNG

David Cross
Director

Encs

Simpson, Spence & Young Ltd, Lloyds Chambers, 1 Portsoken Street, London E1 8PH
Telephone: +44 (0)20 7977 7400

Dry Cargo Fax: +44 (0)20 7265 1949 E-mail: handy@ssy.co.uk • mihara@ssy.co.uk • pctaman@ssy.co.uk
Tankers Fax: +44 (0)20 7265 1938 E-mail: tankers@ssy.co.uk Sale & Purchase Fax: +44 (0)20 7265 1945 E-mail: snp@ssy.co.uk
Company registered in England Registered No. 1007898

SSY
SIMPSON SPENCE & YOUNG
L O N D O N

Associate Offices

BEIJING
Tel: 86-10 [illegible]
Fax: 86-10 8410 [illegible]

BERMUDA
Tel: 1-441-[illegible] 9407
Fax: 1-441-[illegible]

HAMBURG
Tel: 49-40-[illegible] 870 30
Fax: 49-40-[illegible] 876 59

HONG KONG
Tel: 85-2-[illegible] 1541
Fax: 85-2-[illegible] 7218

JAKARTA
Tel: 62-21-[illegible]
Fax: 62-21-[illegible] 4331

NAPLES
Tel: 39-081-[illegible] 7011
Fax: 39-081-[illegible] 7016

NEW YORK
Tel: 1-[illegible] 2000
Fax: 1-[illegible] 2010

OSLO
Tel: 47-[illegible]
Fax: 47-[illegible]

SHANGHAI
Tel: 86-21 [illegible]
Fax: 86-21 [illegible]

SINGAPORE
Tel: 65-[illegible]
Fax: 65-[illegible]

SYDNEY
Tel: 61-[illegible] 1711
Fax: 61-[illegible] 1716

VANCOUVER
Tel: 1-604-[illegible]
Fax: 1-604-[illegible]

ZUG
Tel: 41 41 [illegible]
Fax: 44 20 7265 1940

WEBSITE:
www.ssyonline.com

To : EIAC
Suite 1300
1105 North Market Street
Wilmington
Delaware 19899
USA

Der Sirs,

Evaluations : All vessels are Vlcc's

In accordance with your request, please find below our evaluations of the vessels in question as at 29th August 2007 : -

"**Shinyo Kannika**" : region US$ 130,000,000

"**Shinyo Ocean**" : region US$ 130,000,000

"**C. Dream**" : region US$ 126,000,000

"**Shinyo Navigator**" : region US$ 107,000,000

"**Shinyo Splendor**" : region US$ 90,000,000

"**Shinyo Sawako**" : region US$ 55,000,000

"**Shinyo Mariner**" : region US$ 45,000,000

"**Shinyo Alliance**" : region US$ 43,000,000

"**Shinyo Jubilee**" : region US$ 36,000,000

These evaluations are given in accordance with our standard terms and conditions of evaluation, as attached hereto.

For SIMPSON SPENCE & YOUNG LTD

Director

Dated: 09 October 2007

Simpson, Spence & Young Ltd, Lloyds Chambers, 1 Portsoken Street, London E1 8PH
Telephone: +44 (0)20 7977 7400

Dry Cargo Fax: +44 (0)20 7265 1940 E-mail: handy@ssy.co.uk • [illegible]@ssy.co.uk • [illegible]@ssy.co.uk
Tankers Fax: +44 (0)20 7265 1920 E-mail: tankers@ssy.co.uk Sale & Purchase Fax: +44 (0)20 7265 1945 E-mail: snp@ssy.co.uk
Company registered in England Registered No. 1037980

SSY
SIMPSON SPENCE & YOUNG
LONDON

Associate Offices

BEIJING
Tel: 86-10-6410 [illegible]
Fax: 86-10-6410 [illegible]

BERMUDA
Tel: 1-441-292 9407
Fax: 1-441-292 9408

HAMBURG
Tel: 49-40-380 876 30
Fax: 49-40-380 876 50

HONG KONG
Tel: 852-2521 1141
Fax: 852-2520 7218

JAKARTA
Tel: 62-21-520 4330
Fax: 62-21 520 4331

NAPLES
Tel: 39-081-[illegible] 7011
Fax: 39-081-[illegible] 7018

NEW YORK
Tel: 1-203-[illegible] 2000
Fax: 1-203-[illegible] 2010

OSLO
Tel: 47-6751 8800
Fax: 47-6751 8801

SHANGHAI
Tel: 86-21 6878 3360
Fax: 86-21 6850 5352

SINGAPORE
Tel: 65-6536 7686
Fax: 65-6536 8622

SYDNEY
Tel: 61-2-9252 1711
Fax: 61-2-9252 1716

VANCOUVER
Tel: 1-604-[illegible]
Fax: 1-604-[illegible]

ZUG
Tel: 41 41 723 [illegible]
Fax: 44 20 7265 1940

WEBSITE:
www.ssyonline.com

SSY STANDARD VALUATION TERMS AND CONDITIONS

In respect of any vessels evaluated, whilst we believe the details of same to be correct, we have given same in good faith and we do not guarantee any of these details. We confirm that we have examined our records for the purpose of ascertaining the value of the said vessel(s) and the the opinion(s) given relate to approximate value(s), in good condition, safely afloat on the basis of a sale for prompt charterfree delivery for cash on normal commercial terms as between willing Sellers and willing Buyers as the date in question.

Wherever possible we follow our normal practice of comparison with recent prices achieved in the market for similar tonnage. However when there is a lack of such representative sales, then the price given would be a notional figure taking into account the perceived market levels at the relevant time.

We would further point out that our assessment is based upon limited information and without any inspection of the vessel(s) nor her (their) classification records and we would suggest, therefore that anyone wishing to utilize the figures should satisfy themselves of the vessel's condition with a full inspection of the vessel and/or its classification records.

The valuation(s) relate solely to our opinion as to the market value on the date specified and no assurances can be given that such a figure(s) will be sustained or can be realised in an actual transaction.

The opinion has been given in good faith but neither the company nor its officers shall be held responsible for any errors or omissions. It has been provided solely for the use of the party who commissioned it and no responsibility can be accepted to any other parties. Furthermore this valuation is not to be used without our prior consent in any public offering in respect of shares or bonds etc, or in any arbitration/ court proceedings and we reserve the right to with-hold such consent without providing any reason for such refusal.

For SIMPSON SPENCE & YOUNG SHIPBROKERS LTD

Director

Dated: 09 October 2007

Simpson, Spence & Young Ltd, Lloyds Chambers, 1 Portsoken Street, London E1 8PH
Telephone: +44 (0)20 7977 7400

Dry Cargo Fax: +44 (0)20 7280 1948 E-mail: handy@ssy.co.uk • minerals@ssy.co.uk • panamax@ssy.co.uk
Tankers Fax: +44 (0)20 7265 1930 E-mail: tankers@ssy.co.uk Sale & Purchase Fax: +44 (0)20 7265 1948 E-mail: snp@ssy.co.uk
Company registered in England Registered No. [illegible]

CLARKSONS

St. Magnus House 3 Lower Thames Street London EC3R 6HE

+44 (0) 20 7334 0000

www.clarksons.com

Energy Infrastructure Acquisition Corp
Suite 1300
1105 North Market Street
Wilmington
Delaware 19899
United States of America

12th October 2007

Ref; sv/njt/1159/07

Dear Sirs,

In accordance with your request, we have made an assessment of the vessels, brief details of which are given below, from the particulars given to us for the preparation of this statement and from details available on our data base and in the public domain.

After careful consideration, we are able to state that, in our opinion, the approximate market values of the vessels, as at 12th October 2007, are as shown below.

	Vessel	Value	
1	**m.t.'SHINYO JUBILEE'** SINGLE HULL abt 236,000 dwt, built 1988 IHI, NK, 1,747,622 Barrels, 2SA Sulzer 7RTA84M diesel 27,228 BHP	US$37,000,000	Thirty Seven Million, United States Dollars
2	**m.t.'SHINYO ALLIANCE'** SINGLE HULL abt 248,035 dwt, built 1991 Mitsubishi HI, NK, 1,828,000 Barrels, 2SA Mitsubishi 7UEC75LSII diesel 23,600 BHP	US$45,000,000	Forty Five Million United States Dollars
3	**m.t.'SHINYO MARINER'** SINGLE HULL abt 271,208 dwt, built 1991 NKK Corp, NK, 1,844,000 Barrels, 2SA Sulzer 7RTA84M diesel 26,850 BHP	US$47,000,000	Forty Seven Million United States Dollars

Clarkson Research Services Limited England No 1944749; Registered Office as above

4	**m.t.'SHINYO SAWAKO'** SINGLE HULL abt 275,616 dwt, built 1995 Hitachi Zosen, NV, 1,926,000 Barrels, 2SA B&W 6S80MC diesel 29,700 BHP	**US$56,000,000**	Fifty Six Million United States Dollars
5	**m.t.'SHINYO OCEAN'** DOUBLE HULL abt 281,395 dwt, built 2001 IHI, ABS, 1,971,000 Barrels, 2SA Sulzer 7RTA84M diesel 30,391 BHP	**US$128,500,000**	One Hundred and Twenty Eight Million, Five Hundred Thousand United States Dollars
6	**m.t.'SHINYO KANNIKA'** DOUBLE HULL abt 281,395 dwt, built 2001 IHI, ABS, 1,971,000 Barrels, 2SA Sulzer 7RTA84M diesel 30,391 BHP	**US$128,500,000**	One Hundred and Twenty Eight Million, Five Hundred Thousand United States Dollars
7	**m.t.'C. DREAM'** DOUBLE HULL abt 298,570 dwt, built 2000 Hitachi Zosen, ABS, 2,039,000 Barrels, 2SA B&W 7S80MC diesel 31,187 BHP	**US$125,000,000**	One Hundred and Twenty Five Million United States Dollars
8	**m.t.'SHINYO NAVIGATOR'** DOUBLE HULL abt 300,549 dwt, built 1996 Hyundai HI, Lloyd's, 2,085,000 Barrels, 2SA B&W 7S80MC diesel 29,960 BHP	**US$105,000,000**	One Hundred and Five Million United States Dollars
9	**m.t.'SHINYO SPLENDOR'** DOUBLE HULL abt 306,474 dwt, built 1993 NKK Corp, NV, 2,097,000 Barrels, , 2SA Sulzer 7RTA84M diesel 31,050 BHP	**US$91,000,000**	Ninety One Million United States Dollars

We believe that these valuations and the particulars, shown above, are reasonably accurate but we would draw to your attention the lack of recent relevant sales in this sector of the market, on which to base our valuation. The figures given are therefore subject to a considerable degree of personal opinion and are not to be taken a representative of fact.

It should be recognised that some of the ships are of a single hull construction. When making our assessments, we were mindful of the MARPOL 13G Regulations that come into force in 2010. One should be aware that there is a divergence of opinion as to the commercial prospects of Single Hull tankers after that date.

Our opinions, stated above, are arrived at using known information from the international shipping market but it is to be understood that we have not made a physical inspection of the vessels.

These appraisals have been made on the assumption that the vessels would be able to be sold by a willing Seller to a willing Buyer, for cash payment, under normal commercial terms. When arriving at our opinions, it has been assumed that the vessels would be able to give early delivery within an acceptable area, free of cargo, free of charter or any contract of employment and free of all registered encumbrances, maritime liens, debts or any restraints of governments.

Our judgments have been made on the understanding that the ships are in a sound seaworthy condition and have been maintained to standards expected for crude carriers of their type and age. It has been presumed that the vessels will be delivered fully classed to the requirements of their classification society and will conform in all respects with the requirements of their registry.

The values mentioned above relate solely to our opinion of the market as at 12th October 2007 and should not be taken to apply at any other date. No assurance may be given that the valuations are sustainable or realisable in an actual transaction.

The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

Note should be made that certain of the vessels are more than fifteen years of age. It should be appreciated that the values of older ships are highly volatile and may move very quickly. The values may also vary significantly, depending on the physical condition of the ships in question.

We are not qualified to comment on the physical condition of these vessels, or indeed any ship, for the purpose of valuation and, therefore, we have assumed that the vessels are in 'average' condition. Should any party wish to take action on this valuation then we would recommend that experts are engaged to physically inspect the ship.

Anyone contemplating entering into a transaction should satisfy themselves as to the correctness of the statements made herein by an inspection of the vessels or by any other appropriate means.

For and on Behalf of
CLARKSON RESEARCH SERVICES LIMITED

shipvalue.net - Director

Director